Via Edgar, U.S. Mail and Electronic Mail
July 2, 2012
Mr. Jeffrey Foor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Variable Separate Account (“Registrant”)
SunAmerica Annuity and Life Assurance Company (“Depositor”)
Post-Effective Amendment to Registration Statement on Form N-4
File Nos. 333-175414 and 811-03859

FS Variable Separate Account (“Registrant”)
The United States Life Insurance Company in the City of New York (“Depositor”)
Post-Effective Amendment to Registration Statement on Form N-4
File Nos. 333-178849 and 811-08810
Dear Mr. Foor:
          Thank you for your comments provided on June 29, 2012, regarding the Post-Effective Amendments to the Registration Statements on Form N-4 filed pursuant to Rule 485(a) on May 15, 2012 as referenced above. We have considered your comments and are providing our responses below.
1.	Fee Table, page 6, footnote 5
Comment — Please explain how the “Additional Optional Feature Fee” is assessed against the fixed accounts and sub-accounts.
Response — In addition to the description of the “Additional Optional Feature Fee” in the fee table and footnotes on page 6 of the Prospectus, a more detailed description may be found in the sub-section titled “Optional Living Benefit Fee,” of the section titled “Expenses,” on page 41, which states that:
“The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios and the value in the Fixed Accounts, which in total equals the amount of the fee.”
2.	Living Benefit Defined Terms, page 27
Comment — Consider revising the definition of Income Credit Period to specifically state the length of the period.
Response — We will revise the definition of Income Credit Period to include the length of the period.

3.	SunAmerica Income Plus, page 28
Comment — Please consider deleting the language reserving the right to modify certain rates for prospectively issued contracts.
Response — We believe this disclosure is useful to our distribution partners. Accordingly, we respectfully decline to delete this language.
4.	Tandy Representations

Depositor and Registrant acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
          We will file any revisions and all relevant exhibits and financial statements in a post-effective amendment to the registration statement on or about July 13, 2012. If you have any further questions, please contact me at 310-772-6266.

Very truly yours,
/s/ Joseph F. Duronio
Joseph F. Duronio
Counsel

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